EXHIBIT 12

3M COMPANY
AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions)

	2003	2002	2001	2000	1999

EARNINGS
Income from continuing operations before income taxes, minority interest, and cumulative effect of accounting change*	$3,657	$3,005	$2,186	$2,974	$2,880
Add:
Interest expense	112	100	143	127	125
Interest component of the ESOP benefit expense	14	16	18	19	21
Portion of rent under operating leases representative of the interest component	46	40	39	39	37
Less:
Equity in undistributed income of 20-50% owned companies	7	10	5	10	4

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$3,822	$3,151	$2,381	$3,149	$3,059

FIXED CHARGES
Interest on debt	93	100	150	141	135
Interest component of the ESOP benefit expense	14	16	18	19	21
Portion of rent under operating leases representative of the interest component	46	40	39	39	37

TOTAL FIXED CHARGES	$153	$156	$207	$199	$193

RATIO OF EARNINGS TO FIXED CHARGES	25.0	20.2	11.5	15.8	15.8

*	2003 includes a $93 million pre-tax loss related to an adverse ruling associated with a lawsuit filed by LePage’s Inc. 2002 and 2001 special items include net pre-tax losses of $202 million and $504 million, respectively, primarily related to the restructuring. 2000 includes non-recurring net pre-tax losses of $23 million. 1999 includes non-recurring net pre-tax gains of $100 million relating to gains on divestitures, litigation expense, an investment valuation adjustment, and a change in estimate that reduced 1998 restructuring charges.